UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 9)*

DYNEX CAPITAL INC
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

26817Q506
(CUSIP number)

Thomas B. Akin
Talkot Capital, LLC
2400 Bridgeway, Suite 300
Sausalito, CA 94965
415-332-3760
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Thomas Bruce Akin
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)	 / /
                                                                (b)      /x/
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3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  	PF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)			                 / /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
-----------------------------------------------------------------------------
NUMBER OF            7 	SOLE VOTING POWER
SHARES                  623,141
BENEFICIALLY         --------------------------------------------------------
OWNED BY             8	SHARED VOTING POWER
EACH                    1,491,160
REPORTING            --------------------------------------------------------
PERSON               9	SOLE DISPOSITIVE POWER
WITH                    623,141
                     --------------------------------------------------------
                     10	SHARED DISPOSITIVE POWER
                        1,491,160
-----------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        623,141
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                                 / /
-----------------------------------------------------------------------------
13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.47%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

	IN



1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Talkot Fund, L.P.
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   / /
                                                                   (b)   /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  	OO
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)	                                 / /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
-----------------------------------------------------------------------------
NUMBER OF           7 	SOLE VOTING POWER
SHARES                  -0-
BENEFICIALLY        ---------------------------------------------------------
OWNED BY            8	SHARED VOTING POWER
EACH                    -0-
REPORTING           ---------------------------------------------------------
PERSON              9	SOLE DISPOSITIVE POWER
WITH                    -0-
                    ---------------------------------------------------------
                    10	SHARED DISPOSITIVE POWER
                        -0-
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   	PERSON

        868,019
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                   	         / /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.23%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

  	OO


The following constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D filed by the undersigned. This Amendment No. 9 amends the Schedule 13D as specifically set forth.


ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of the Common Stock, par value $.01 (the "Common Shares"), of Dynex Capital, Inc. (the "Issuer"). The Common Shares (as reported in Item 5(a) of this statement) include Common Shares issuable upon conversion of the Issuer's Series D 9.50% Cumulative Convertible Preferred Stock, par value $.01 (the "Preferred Shares"). Based on the Issuer's public filings, each outstanding Preferred Share is currently convertible into one Common Share at the option of the holder. The address of the principal executive offices of the Issuer is 4991 Lake Brook Drive, Suite 100, Glen Allen, VA 23060.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

The names of the persons filing this statement are Thomas Bruce Akin (Thomas
Akin), and the Talkot Fund, L.P. (the Fund).

     (a) The names of the persons filing this statement are Thomas Bruce Akin ("Thomas Akin"), Talkot Fund, L.P. ("the Fund"), (collectively, the "Filers"). The Talkot Fund, L.P. was formerly known as the Talkot Crossover Fund, L.P.

     (b) The address of the filers is 2400 Bridgeway, Suite 300, Sausalito, CA 94965.

     (c) Thomas Akin is the Managing General Partner of the Talkot Fund, L.P. which is located at 2400 Bridgeway, Suite 300, Sausalito, CA 94965.

     (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Filers who are natural persons are citizens of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Common Shares were as follows:

Purchaser         Source of Funds         Amount

Thomas Akin             PF                $2,591,043
The Fund                OO                $3,929,749

None of the funds used to purchase the Common Shares were borrowed funds.

The source and amount of funds used in purchasing the Preferred Shares were as follows:

Purchaser	  Source of Funds	  Amount

Thomas Akin		PF		  $547,842
Talkot Fund		OO		  $635,832

None of the funds used to purchase the Preferred Shares were borrowed funds.


ITEM 4. PURPOSE OF TRANSACTION.

The Filers have acquired the Stock primarily for long-term investment.

Except as set forth above, the Filers have no present plans or proposals that would result in or relate to any of the transactions described in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)    Aggregate number and percentage of securities beneficially owned:

Thomas Akin is the direct beneficial owner of 623,141 shares of Common Stock, representing approximately 4.47% of Dynex's Common Stock based upon 13,931,512 shares outstanding per Dynex's Form 10-K dated December 31, 2009, and filed with the Securities and Exchange Commission on March 8, 2010. If only Mr. Akin converted his Convertible Preferred D Shares into common shares, then the shares outstanding would increase to 14,143,906.

Talkot Fund, L.P. is the direct beneficial owner of 868,019 shares of Common Stock, representing approximately 6.23% of Dynex's Common Stock based upon 13,931,512 shares outstanding per Dynex's Form 10-K dated December 31, 2009, and filed with the Securities and Exchange Commission on March 8, 2010. If only The Fund converted their Convertible Preferred D Shares into common shares, then the shares outstanding would increase to 14,292,576. If only Mr. Akin and The Fund converted their Convertible Preferred D Shares into common shares, then the shares outstanding would increase to 14,504,970.

By virtue of the relationship between Mr. Akin and the Fund described in Item 2, Mr. Akin may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund.

(b)	The beneficial ownership of the Stock of the persons named in Item 2 of
  	this statement is as follows at the date hereof:

                    Aggregate
                    Beneficially
                    Owned               Voting Power         Dispositive Power
Name                Number      Percent Sole     Shared      Sole     Shared

Thomas Akin         623,141     4.47%   623,141  1,491,160   623,141  1,491,160
The Fund            868,019     6.23%   -0-	 -0-	     -0-      -0-


(c)	Transactions effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less:

None.


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Thomas Akin is the Managing General Partner of the Fund. As such, he has the power to vote the Stock held by such persons and to direct the receipt of dividends from, or the proceeds from the sale of, the Stock held by such persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 22, 2010



/s/ Thomas Bruce Akin
Thomas Bruce Akin



TALKOT FUND, L.P.




By:  /s/  Thomas Bruce Akin
Thomas Bruce Akin, Managing General Partner